SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Komag, Incorporated
(Name of Subject Company)
State M Corporation,
a wholly owned subsidiary of
Western Digital Technologies, Inc.,
a wholly owned subsidiary of
Western Digital Corporation
(Name of Filing Persons (Offerors))
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
500453204
(CUSIP Number of Class of Securities)

Raymond M. Bukaty
Senior Vice President, Administration, General Counsel and Secretary
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630
(949) 672-7000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
With a copy to:

Steve L. Camahort, Esq.	J. Jay Herron, Esq.
Victoria D. Nassi, Esq.	Andor D. Terner, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
Embarcadero Center West	610 Newport Center Drive, 17th Floor
275 Battery Street, Suite 2600	Newport Beach, California 92660
San Francisco, California 94111	(949) 760-9600
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$995,610,777*	$30,565**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $32.25 per share by the sum of (i) the 30,359,747 shares of common stock, par value $0.01 per share, of Komag, Incorporated (the “Shares”), issued and outstanding as of June 27, 2007, and (ii) the 511,905 Shares that are issuable as of July 9, 2007 under outstanding Komag stock options with an exercise price of less than $32.25 per Share.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee equals 0.00307% of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,565	Filing Party:	State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation

Form or Registration No.:	Schedule TO	Date Filed:	July 11, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transactions subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 11, 2007, as amended on July 11, 2007, by (i) Western Digital Corporation, a Delaware corporation (“Parent”), (ii) Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and a wholly owned subsidiary of Parent, and (iii) State M Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of WDTI. This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), at a purchase price of $32.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.
     This Amendment is being filed to reflect the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. As previously announced, the Offer and the related merger transaction are expected to be completed in the third calendar quarter of 2007.
Item 11. Additional Information.
     The first paragraph of the subsection entitled “Antitrust” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended by appending the following to the end of the paragraph:
     “At 11:59 p.m., New York City time, on Monday, July 23, 2007, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 24, 2007

STATE M CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Secretary

WESTERN DIGITAL TECHNOLOGIES, INC.
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

WESTERN DIGITAL CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary